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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)


                            PAGE AMERICA GROUP, INC.
                          ----------------------------
                                (Name of Issuer)

                          COMMON STOCK $.10 PAR VALUE
                       ---------------------------------
                         (Title of Class of Securities)

                                   695465302
                                 --------------
                                 (CUSIP Number)

                             Thomas W. White, Esq.
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                             Washington, D.C. 20037
                           --------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                  July 1, 1997
                              --------------------
            (Date of Event which Requires Filing of this Statement)
f the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)

                               Page 1 of 5 Pages





                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP NO.   695465302                                          PAGE 2 OF 5 PAGES
            ---------

-----------------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Metrocall, Inc.
          IRS Identification No. 54-1215634

-----------------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [  ]
                                                                                                                 (b) [  ]

-----------------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

          OO
-----------------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]


-----------------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                   -0-
     BENEFICIALLY       -----------------------------------------------------------------------------------------------------------
       OWNED BY           8     SHARED VOTING POWER
         EACH
      REPORTING                  -0-
        PERSON          -----------------------------------------------------------------------------------------------------------
         WITH             9     SOLE DISPOSITIVE POWER

                                 -0-
                        -----------------------------------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                 -0-
-----------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

-----------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                         [ ]


-----------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

-----------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                       PAGE 3 OF 5 PAGES


         This Amendment No. 2 to Schedule 13D is filed by and on behalf of Metrocall, Inc. ("Metrocall"). It amends Metrocall's Schedule 13D filed on May 2, 1996, as amended by Amendment No. 1 filed on February 12, 1997, with respect to the securities that are the subject of this filing. Capitalized terms not otherwise defined shall have the meaning given such terms in the Schedule 13D. Only those items amended are reported herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         On July 1, 1997, Metrocall, the Issuer, and certain of the Issuer's wholly-owned subsidiaries completed the purchase of substantially all the assets of the Issuer and certain of the Issuer's wholly-owned subsidiaries pursuant to an Amended and Restated Asset Purchase Agreement dated January 30, 1997. Accordingly, the Shareholders Agreement has terminated in accordance with its terms.

SCHEDULE 13D (CONTINUED)                                       PAGE 4 OF 5 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b)As a result of the termination of the Shareholders Agreement, Metrocall no longer holds limited shared voting rights over any shares of Common Stock or shares of Preferred Stock.

         (c) Other than as set forth above, neither Metrocall nor to Metrocall's knowledge any of the persons identified in Exhibit 1 to Amendment No. 1 to the Schedule 13D have effected any transaction of shares of Common Stock during the past sixty days.

         (d)    Not Applicable.

         (e) As described above, Metrocall ceased to be the beneficial owner of any Common Stock or Preferred Stock on July 1, 1997.

SCHEDULE 13D (CONTINUED)                                       PAGE 5 OF 5 PAGES


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


Dated: July 21, 1997
                                       METROCALL, INC.


                                       By:  /s/ VINCENT D. KELLY
                                           -------------------------------------
                                           Vincent D. Kelly
                                           Chief Financial Officer and Treasurer